FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Jul 27, 2005.

Santiago, July 27th., 2005.

Ger.Gen. 112/2005.

Mister
Alejandro Ferreiro
Superintendente de Valores y Seguros
Alameda Bernardo O’Higgins 1449

Ref: ESSENTIAL FACT

Dear Sir,

In accordance with articles 9° and 10°, second paragraph of Law N°18,045, and as established by the Law N°30 of the Superintendencia de Valores y Seguros, please be advised that the Board of Directors of ENERSIS S.A. (or “Company”), in a meeting held today, unanimously agreed to approve on the recommendation of the Company’s Audit Committee, the Ethical Channel and Handling of Complaints Procedure in accordance with the requirements of Section 301 of the Sarbanes Oxley Act of the United States of America. This requires companies whose securities are traded in American markets to adopt a procedure for the reception and treatment of complaints related to accounting, internal control over financial information and auditing aspects.

The Company is therefore in compliance with this requirement of the Sarbanes Oxley Act, and on a timely manner, considering that the action is due by July 31, 2005.

Regards,

Mario Valcarce Durán
Chief Executive Officer

c.c.: Bolsa Comercio de Santiago
        Bolsa Electrónica de Chile
        Bolsa Corredores de Valparaíso
        Comisión Clasificadora de Riesgo
        Banco Santander Santiago– Representante Tenedores de Bonos
        Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: July 29, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer